

December 21, 2011

Via E-mail
Daniel N. Bass
Chief Financial Officer
Fortress Investment Group LLC
1345 Avenue of the Americas
New York, New York 10105

> **Re: Fortress Investment Group LLC**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **Response dated December 16, 2011**
> **File No. 1-33294**

Dear Mr. Bass:

We have reviewed your response letter dated December 16, 2011, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40
Results of Operations, page 48

1. We note your response to comment 1 in our letter dated December 6, 2011. While we understand your concern about providing investors with information overload, we believe that a discussion and analysis of the material components impacting the changes in AUM for each period presented is relevant and material information for investors' understanding of the specific reasons for changes in management fees and realized and unrealized gains and losses. It is unclear how the current line item descriptions in the rollforward and their related footnotes represent sufficient investor information. While no additional analysis may be necessary for certain line items, such as the SPV distributions and RCA distributions, other line items, such as income (loss) and foreign exchange, need further analysis beyond the footnote statement, "[r]epresents the change in fee-paying NAV resulting from realized and unrealized changes in the reported value of the fund." The discussion and analysis should be sufficient for investors to understand the material items impacting the line item as seen

through the eyes of management. Specifically, if a specific investment in a specific fund was a material contributor to the change in the line item, specific identification and discussion of that investment would be warranted. As previously requested, please provide a discussion and analysis of the changes in your AUM for each period presented in future filings for all material contributing factor to the corresponding line items. Please refer to Item 303(A)(3)(i) of Regulation S-K, Instruction 1 of Item 303(A) of Regulation S-K, and Section 501.12 of the Financial Reporting Codification for guidance.

2. We note your response to comment 4 in our letter dated December 6, 2011. Since we note from your response that Fund V and Fund V Coinvestment's returns were not negative, it remains unclear what your disclosure is referring to. Please explain to us and revise your disclosure in future filings to clearly explain what you meant by your statement, "[i]n some cases, particularly Fund V, and Fund V Coinvestment, returns during these periods were significantly negative."

3. We note the draft language you have provided in response to comment 5 in our letter dated December 6, 2011. We appreciate the additional disclosure you intend to include in future filings. Please further expand this disclosure to provide investors with more period-specific information.

    Your proposed disclosures indicate that discretionary bonuses are awarded based on performance. Please identify the performance measures you use to award discretionary bonuses and how specifically these measures resulted in the corresponding amount of discretionary bonuses to be awarded. For example, we note that the discretionary bonuses awarded for 2010 increased 47.5% over the 2009 award, whereas the 2009 award declined by 3.8% from the 2008 award, but there is no discussion as to why there was an increase/decrease between the periods presented.

    For the profit-sharing awards, please include a more specific explanation of the percentage of incentive income employees are receiving, as it appears employees are receiving varying percentages of incentive income. For example, profit sharing awards from the private equity funds more than tripled for fiscal year 2010 as compared to fiscal year 2009. However, incentive income for the private equity funds increased by only 14% for fiscal year 2010 as compared to fiscal year 2009. Further, profit sharing awards from the liquid hedge funds increased 15.8% for fiscal year 2010 as compared to fiscal year 2009. However, incentive income for the liquid hedge funds more than tripled for fiscal year 2010 as compared to fiscal year 2009.

    Please provide us with the revised draft disclosure you would have included in your 2010 Form 10-K to address this comment.

Consolidated Statements of Operations, page 84

4. We note your response to comment 9 in our letter dated December 6, 2011. In future filings, please provide disclosure of your accounting policy regarding the gross presentation of expense reimbursements. In this regard, expense reimbursements are 15% of total revenues for fiscal year 2010.

4. Investments, page 104

5. We note your responses to comments 13 and 14 in our letter dated December 6, 2011. Specifically, we note that there are three entities that comprise your investments in publicly traded companies under the equity method of accounting. We further note that while Newcastle and Eurocastle are separately presented in the summary table included on page 105, GAGFAH is not separately presented. Since GAGFAH appears to have a value greater than Newcastle and Eurocastle, it appears that in future filings you should also present your investment in GAGFAH separately from your investments in the private equity funds.

6. We note your response to comment 15 in our letter dated December 6, 2011. In future filings, please include a footnote to the summary of changes in your investments in equity method investees to provide investors with an explanation for the differences between the amounts reflected in the statements of cash flows and the footnote disclosure, including quantification of the reconciling items.

7. Related Party Transactions and Interests in Consolidated Subsidiaries, page 115

7. We note your response to comment 16 in our letter dated December 6, 2011. In addition to disclosing the amount of equity interest held by the principals, employees and other noncontrolling interest parties in the Fortress Operating Group, please also disclose the ownership percentage held by the noncontrolling interest holders in the Fortress Operating Group. Either here or within Note 1, please also disclose your ownership percentage in the Fortress Operating Group.

10. Commitments and Contingencies, page 126

8. We note your response to comment 19 in our letter dated December 6, 2010. While we understand that you are unable to predict what the net asset values of your funds will be in the future, it remains unclear why there was not specific disclosure about the fund, FICO (2006), as it was in a negative equity position as of December 31, 2010. At a minimum, it would appear appropriate to provide investors with a cross reference to the net asset value disclosures provided in Note 3 and specific disclosure for any funds with negative net asset values. Please refer to ASC 450-20-50-3 – 50-8 for guidance.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief